Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration No: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS AN ENGLISH TRANSLATION OF A JOINT ANNOUNCEMENT MADE IN GERMAN IN AUSTRIA
ON MAY 19, 2005. THE ANNOUNCEMENT AS MADE IN GERMAN FOLLOWS THE TRANSLATION

ROYAL DUTCH SHELL PLC
PUBLIC EXCHANGE OFFER

On October 28, 2004, the Boards of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (‘Royal Dutch’) and The “Shell” Transport and Trading Company, p.l.c. (‘Shell Transport’) announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (‘Royal Dutch Shell’), a company incorporated in England and Wales and headquartered and resident in the Netherlands for Dutch and UK tax purposes. The proposals will be implemented (i) by way of an exchange offer by Royal Dutch Shell for all issued and outstanding ordinary shares in the share capital of Royal Dutch (the ‘Royal Dutch Offer’) and (ii) by way of a scheme of arrangement with respect to Shell Transport under section 425 of the Companies Act of England and Wales 1985 (the ‘Scheme’) (the ‘Transaction’).

Royal Dutch Shell will make the Royal Dutch Offer, subject to the conditions and restrictions described in (i) the offer document dated May 19, 2005 including the Austrian supplement for Austrian holders dated May 19, 2005 (the ‘Offer Document’), (ii) the listing particulars dated May 19, 2005 (the ‘Listing Particulars’) and (iii) the US prospectus dated May 19, 2005 constituting part of the Registration Statement on Form F-4 filed with the US Securities and Exchange Commission (the ‘SEC’) under the US Securities Act of 1933 and the Austrian supplement for Austrian holders dated May 19, 2005 (collectively the ‘US Prospectus’; the Offer Document, the Listing Particulars and the US Prospectus, together the ‘Offer Documents’), for all issued and outstanding ordinary shares in the share capital of Royal Dutch, consisting of (i) Royal Dutch ordinary shares in bearer form (‘Royal Dutch Bearer Shares’), (ii) Royal Dutch ordinary shares in registered form registered on the share register kept in The Hague (‘Royal Dutch Hague Registered Shares’) and (iii) Royal Dutch ordinary shares in registered form registered on the share register kept in New York (‘Royal Dutch New York Registered Shares’; the Royal Dutch Bearer Shares, the Royal Dutch Hague Registered Shares and the Royal Dutch New York Registered Shares, together the ‘Royal Dutch Shares’). The Royal Dutch Board of Management and the Royal Dutch Supervisory Board each unanimously recommend that holders of Royal Dutch Shares accept the Royal Dutch Offer.

In accordance with section 9q of the 1995 Decree on the supervision of the securities trade (Besluit toezicht effectenverkeer 1995), the Royal Dutch Offer shall be discussed during the annual general meeting of shareholders of Royal Dutch which will be held at 10:30 am Central European Time (‘CET’) on June 28, 2005.

The Royal Dutch Offer

Under the terms of the Royal Dutch Offer, holders of Royal Dutch Shares will each receive respectively:

•	for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered: 2 class A ordinary shares with a nominal value of € 0.07 each in the capital of Royal Dutch Shell (‘“A” Shares’);

•	for each Royal Dutch New York Registered Share tendered: 1 “A” American depositary receipt representing two “A” Shares.

Royal Dutch Offer Acceptance Period

The Royal Dutch Offer acceptance period begins on May 20, 2005 and ends, subject to extension, on July 18, 2005, 11 pm CET (the ‘Royal Dutch Offer Acceptance Period’).

Acceptance

(i)	Holders of Royal Dutch Bearer Shares

Holders of Royal Dutch Bearer Shares who hold their Royal Dutch Bearer Shares with a bank or stockbroker should make their acceptance of the Royal Dutch Offer known to ABN AMRO Bank N.V. (‘ABN AMRO’) via their respective bank or stockbroker during the period beginning on May 20, 2005 until July 18, 2005, 11 pm CET, subject to extension of the Royal Dutch Offer Acceptance Period. The bank or stockbroker may set an earlier deadline for communication by holders of Royal Dutch Bearer Shares in order to permit the bank or stockbroker to communicate their acceptance to ABN AMRO in a timely manner.

(ii)	Holders of Royal Dutch Hague Registered Shares

Holders of Royal Dutch Hague Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known.

(iii)	Holders of Royal Dutch New York Registered Shares

Holders of Royal Dutch New York Registered Shares will be sent information by post regarding the Transaction and outlining how such shareholders can make their acceptance known. If these shareholders have any queries, they should contact Georgeson Shareholder Communications Inc at the following numbers: Europe + 44 (0) 870 703 0306, US (Direct Dial) + 1 212 440 9800, US (Toll-Free) (877) 278 4235.

Declaring the Royal Dutch Offer unconditional

Subject to the satisfaction or, to the extent permitted, waiver of all of the conditions to the Royal Dutch Offer other than the condition to the Royal Dutch Offer being the sanctioning of the Scheme by the High Court of Justice in England and Wales (the ‘High Court’) and the subsequent registration of such order of the High Court (the ‘Order’) by the Registrar of Companies of England and Wales (the ‘Scheme Condition’), it is expected that a public announcement will be made by Royal Dutch Shell, on or immediately prior to the date of the hearing by the High Court of the petition to sanction the Scheme, stating that the Royal Dutch Offer is declared to be unconditional (gestand is gedaan) subject to and immediately upon the satisfaction of the Scheme Condition, in which case the Royal Dutch Offer is thereafter automatically declared to be unconditional (gestand gedaan) upon registration of the Order by the Registrar of Companies of England and Wales (the ‘Honouring Date’). It is expected that as soon as practicable following the Royal Dutch Offer being automatically declared to be unconditional (gestand gedaan), a public announcement will be made by Royal Dutch Shell to confirm this. Such announcement is expected to be made on July 20, 2005, subject to extension of the Royal Dutch Offer Acceptance Period.

Settlement

If the Royal Dutch Offer is declared to be unconditional (gestand is gedaan), delivery of the Royal Dutch Shell shares to which holders of Royal Dutch Shares are entitled who have accepted the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, will take place on the settlement date being no later than three Euronext Amsterdam trading days after the Honouring Date, unforeseen circumstances excepted (the ‘Settlement Date’).

Listing Euronext Amsterdam, London Stock Exchange and New York Stock Exchange

Royal Dutch Shell has applied, subject to the Royal Dutch Offer being declared unconditional (gestanddoening), to list the “A” Shares on Euronext Amsterdam. Applications have also been made to the UK Listing Authority for the “A” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Finally, Royal Dutch Shell has been approved, subject to the official notice of issuance, to list the “A” American depository receipts on the New York Stock Exchange.

Subject to the Royal Dutch Offer being declared unconditional (gestanddoening), trading on these three exchanges is expected to commence on or about July 20, 2005, unforeseen circumstances excepted.

The “A” Shares will not be listed on the Vienna Stock Exchange (Wiener Börse AG).

De-listing from Euronext Amsterdam, London Stock Exchange, New York Stock Exchange and Vienna Stock Exchange

Following completion of the Royal Dutch Offer and as relevant depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to de-list: (i) the Royal Dutch Shares from Euronext Amsterdam and the London Stock Exchange; and (ii) the Royal Dutch New York Registered Shares from the New York Stock Exchange, all as soon as reasonably practicable.

Based on a decree of the Vienna Stock Exchange (Wiener Börse AG) dated March 8, 2005, the trading and admission on the Official Market of the Vienna Stock Exchange (Wiener Börse AG) of the Royal Dutch Shares will be cancelled as of June 1, 2005 (May 31, 2005 being the last day of trading).

Availability of Offer Documents

Copies of the Offer Documents and certain documents referred to therein, are available, free of charge, on the Shell website at www.shell.com/unification and, in the case of the US Prospectus (other than the Austrian supplement for Austrian holders dated May 19, 2005) and other documents referred to below that are filed with or furnished to the SEC, www.sec.gov. Shareholders may obtain, free of charge, hard copies of the relevant documents. Holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares may request relevant documents by contacting ABN AMRO toll-free at + 800-2222-0024, email: so.servicedesk.c&cc@nl.abnamro.com. Holders of Royal Dutch New York Registered Shares will be sent the relevant documents by post.

Holders of Royal Dutch Bearer Shares and holders of Royal Dutch Hague Registered Shares (excluding holders who are located in the US) are advised to study the Dutch Offer Document and the Listing Particulars (filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam) including all annexes and documents incorporated by reference therein, carefully because they contain important information and to seek independent advice where appropriate in order to reach a balanced judgment with respect to the (tendering of shares in the) Royal Dutch Offer.

Holders of Royal Dutch New York Registered Shares (and all holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares located in the US) will be issued with and are urged to study, the US Prospectus and other documents relating to the Royal Dutch Offer that have been or will be filed with, or furnished to, the SEC by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been or will be filed with the SEC by Royal Dutch, because each of these documents will contain important information relating to the Royal Dutch Offer.

Restrictions

Receipt of the Offer Documents and any separate documentation regarding the Royal Dutch Offer in jurisdictions other than the Netherlands, England and Austria (and receipt of the US Prospectus in other than these jurisdictions and the US), and the making of the Royal Dutch Offer in jurisdictions other than the Netherlands, the United States, England and Austria, may be restricted by law and therefore persons into whose possession this advertisement and/or these documents comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assumes any responsibility for any violation by anyone whomsoever.

This advertisement, the Offer Documents and any separate documentation regarding the Royal Dutch Offer must not be distributed in whole or in part into Japan or Italy.

London and The Hague, May 19, 2005

ACTUAL ANNOUNCEMENT

ROYAL DUTCH SHELL PLC
ÖFFENTLICHES UMTAUSCHANGEBOT

Die Organe der N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) (,,ROYAL DUTCH“) und der The ,,Shell“ Transport and Trading Company, p.l.c. (,,SHELL TRANSPORT“) haben am 28. Oktober 2004 bekannt gegeben, dass sie einstimmig beschlossen haben, grundsätzlich ihren Aktionären die Zusammenführung von ROYAL DUTCH und SHELL TRANSPORT in eine einheitliche Muttergesellschaft, Royal Dutch Shell plc (,,ROYAL DUTCH SHELL“), eine nach englischem und walisischem Recht errichtete Gesellschaft, die ihren Hauptsitz in den Niederlanden hat und nach niederländischem und britischem Steuerrecht in den Niederlanden ansässig ist, vorzuschlagen. Dieser Vorschlag soll (i) durch ein Umtauschangebot von ROYAL DUTCH SHELL für alle ausgegebenen und ausstehenden Aktien der ROYAL DUTCH (das ,,UMTAUSCHANGEBOT“) und (ii) durch ein ,,Scheme of Arrangement“ betreffend SHELL TRANSPORT gemäß Section 425 des Companies Act von England und Wales 1985 (das ,,SCHEME“) umgesetzt werden (die ,,TRANSAKTION“).

ROYAL DUTCH SHELL legt das UMTAUSCHANGEBOT für alle ausgegebenen und ausstehenden Stammaktien von ROYAL DUTCH, das sind die (i) auf Inhaber lautenden ROYAL DUTCH Aktien (die ,,ROYAL DUTCH INHABERAKTIEN“), (ii) die im Aktienregister in Den Haag eingetragenen ROYAL DUTCH Namensaktien (die ,,ROYAL DUTCH DEN HAAG NAMENSAKTIEN“) sowie (iii) die im Aktienregister in New York eingetragenen ROYAL DUTCH Namensaktien (die ,,ROYAL DUTCH NEW NORK NAMENSAKTIEN“; die ROYAL DUTCH INHABERAKTIEN, die ROYAL DUTCH DEN HAAG NAMENSAKTIEN und die ROYAL DUTCH NEW YORK NAMENSAKTIEN, zusammen die ,,ROYAL DUTCH AKTIEN“) und knüpft das UMTAUSCHANGEBOT an die (i) im Prospekt vom 19. Mai 2005 samt dem österreichischen Beiblatt für die österreichischen Aktionäre vom 19. Mai 2005 (der ,,PROSPEKT“), (ii) in den Börsenzulassungsunterlagen vom 19. Mai 2005 (die ,,BÖRSENZULASSUNGSUNTERLAGEN“) und (iii) im US Prospekt vom 19. Mai 2005, der Teil des US Wertpapierprospekts gemäß Schema F-4 ist und der bei der US Wertpapieraufsichtsbehörde SEC gemäß dem US Securities Act 1933 eingereicht worden ist samt dem österreichischen Beiblatt für die österreichischen Aktionäre vom 19. Mai 2005 (der ,,US PROSPEKT“; der PROSPEKT, die BÖRSENZULASSUNGSUNTERLAGEN und der US PROSPEKT zusammen, die
,,ANGEBOTSUNTERLAGEN“) näher beschriebenen Bedingungen und Einschränkungen. Der Vorstand und der Aufsichtsrat von ROYAL DUTCH empfehlen den Inhabern der ROYAL DUTCH AKTIEN jeweils einstimmig, das UMTAUSCHANGEBOT anzunehmen.

Das UMTAUSCHANGEBOT wird am 28. Juni 2005 um 10.30 Uhr Mitteleuropäischer Zeit (,,MEZ“) im Rahmen der Hauptversammlung von ROYAL DUTCH gemäß § 9q der Wertpapierhandelaufsichtsverordnung 1995 (Besluit toezicht effectenverkeer 1995) (die ,,VERORDNUNG“) erörtert werden.

Das Umtauschangebot

Gemäß den Bestimmungen des UMTAUSCHANGEBOTS erhält jeder Inhaber von ROYAL DUTCH AKTIEN:

•	für jede angebotene ROYAL DUTCH INHABERAKTIE oder ROYAL DUTCH DEN HAAG NAMENSAKTIE zwei Class “A” Inhaberaktien mit einem Nennbetrag von EUR 0,07 am Grundkapital von ROYAL DUTCH SHELL (,,“A” AKTIEN“);

•	für jede angebotene ROYAL DUTCH NEW YORK NAMENSAKTIE ein “A” American depositary receipt, das zwei “A” AKTIEN repräsentiert (,,“A” AMERICAN DEPOSITARY RECEIPTS“).

Angebotsfrist

Die Annahmefrist für das UMTAUSCHANGEBOT beginnt am 20. Mai 2005 und endet am 18. Juli 2005 um 23.00 Uhr MEZ (die ,,ANGEBOTSFRIST“). Die Verlängerung der ANGEBOTSFRIST bleibt vorbehalten.

Annahmeerklärung

(i)	Inhaber von Royal Dutch Inhaberaktien

Inhaber von ROYAL DUTCH INHABERAKTIEN, deren Aktien von einer Bank oder einem Börsenmakler verwahrt werden, haben ihre Annahmeerklärungen hinsichtlich des UMTAUSCHANGEBOTS über ihre Bank oder über ihren Börsenmakler gegenüber ABN AMRO Bank N.V. (,,ABN AMRO“) im Zeitraum vom 20. Mai bis zum 18. Juli 2005, 23.00 Uhr MEZ –vorbehaltlich einer Verlängerung der ANGEBOTSFRIST – abzugeben. Die Bank oder der Börsenmakler können die ANGEBOTSFRIST verkürzen, um eine rechtzeitige Übermittlung der Annahmeerklärungen an ABN AMRO zu gewährleisten.

(ii)	Inhaber von Royal Dutch Den Haag Namensaktien

Inhaber von ROYAL DUTCH DEN HAAG NAMENSAKTIEN werden per Post über die TRANSAKTION sowie darüber informiert, wie sie das UMTAUSCHANGEBOT annehmen können.

(iii)	Inhaber von Royal Dutch New York Namensaktien

Inhaber von ROYAL DUTCH NEW YORK NAMENSAKTIEN werden per Post über die TRANSAKTION sowie darüber informiert, wie sie das UMTAUSCHANGEBOT annehmen können. Wenn diese Aktionäre Fragen haben, können sie sich an Georgeson Shareholder Communications Inc unter folgenden Telefonnummern wenden: Europa + 44 (0) 870/ 703 0306, Vereinigte Staaten (Direct Dial) + 1/212/ 440 9800, Vereinigte Staaten (gebührenfrei in den Vereinigten Staaten) (877) 278 4235.

Unwiderruflichkeit des Umtauschangebots

Sobald sämtliche Bedingungen hinsichtlich des UMTAUSCHANGEBOTS mit Ausnahme der Bedingung, dass das SCHEME vom Obergericht in England und Wales (das ,,OBERGERICHT“) genehmigt und dieser Beschluss vom OBERGERICHT vom Registrar of Companies von England und Wales (der ,,BESCHLUSS“) eingetragen wird (die ,,SCHEME BEDINGUNG“), eingetreten sind oder wenn auf die Erfüllung dieser Bedingungen, soweit gesetzlich zulässig, verzichtet worden ist, wird erwartet, dass ROYAL DUTCH SHELL am oder kurz vor dem Tag, an dem die Anhörung über den Antrag auf Genehmigung des SCHEME beim OBERGERICHT stattfindet, das UMTAUSCHANGEBOT vorbehaltlich der Erfüllung der SCHEME BEDINGUNG für unwiderruflich (gestand is gedaan) erklärt, sodass das UMTAUSCHANGEBOT nach Eintragung des BESCHLUSSES durch den Registrar of Companies von England und Wales und der damit verbundenen Erfüllung der SCHEME BEDINGUNG automatisch unwiderruflich wird (der ,,STICHTAG“). ROYAL DUTCH SHELL wird umgehend, nachdem das UMTAUSCHANGEBOT unwiderruflich geworden ist, dies in einer öffentlichen Bekanntmachung bestätigen (gestand is gedaan). Diese Bekanntmachung soll am 20. Juli 2005 – vorbehaltlich einer Verlängerung der ANGEBOTSFRIST – erfolgen.

Abwicklung

Sobald das UMTAUSCHANGEBOT für unwiderruflich erklärt worden ist (gestand is gedaan), werden die Aktien von ROYAL DUTCH SHELL – vorbehaltlich unvorhersehbarer Umstände – an die Inhaber von ROYAL DUTCH AKTIEN, die das UMTAUSCHANGEBOT während der ANGEBOTSFRIST angenommen haben, am Abwicklungstag, der nicht später als drei Euronext Amsterdam Handelstage nach dem STICHTAG liegen wird, geliefert werden (der ,,TAG DER ABWICKLUNG“).

Notierung an der Euronext Amsterdam, der London Stock Exchange und der New York Stock Exchange

ROYAL DUTCH SHELL hat unter der Bedingung, dass das UMTAUSCHANGEBOT für unwiderruflich erklärt wird, den Antrag auf Zulassung der “A” AKTIEN zum Handel an der Euronext Amsterdam gestellt.

Weiters wurden Anträge bei der Wertpapieraufsichtsbehörde des Vereinigten Königreichs zur Zulassung der “A” AKTIEN zum Amtlichen Handel sowie bei der London Stock Exchange zur Zulassung der “A” AKTIEN zum Handel im Segment gehandelte Wertpapiere der London Stock Exchange gestellt.

Schließlich wurde ROYAL DUTCH SHELL – vorbehaltlich der Ausstellung des Zulassungsbescheids –die Bewilligung für die Notierung der “A” AMERICAN DEPOSITARY RECEIPTS an der New York Stock Exchange erteilt.

Sobald das UMTAUSCHANGEBOT für unwiderruflich erklärt worden ist, soll – vorbehaltlich unvorhersehbarer Umstände – der Handel an diesen drei Wertpapierbörsen am oder um den 20. Juli 2005 starten.

Eine Notierung der “A” AKTIEN an der Wiener Börse ist nicht vorgesehen.

Delisting der Royal Dutch Aktien von den Börsen in Amsterdam (Euronext Amsterdam), London (London Stock Exchange), New York (New York Stock Exchange) und Wien (Vienna Stock Exchange)

Nach Vollzug des UMTAUSCHANGEBOTS und soweit relevant abhängig von der Zahl der Annahmeerklärungen, wird ROYAL DUTCH SHELL ROYAL DUTCH entsprechend anhalten, das Delisting der (i) ROYAL DUTCH AKTIEN von der Euronext Amsterdam und der London Stock Exchange sowie der (ii) ROYAL DUTCH NEW YORK NAMENSAKTIEN von der New York Stock Exchange rasch zu beantragen.

Aufgrund des Beschlusses der Wiener Börse AG vom 8. März 2005 wurde die Zulassung der ROYAL DUTCH AKTIEN zum Amtlichen Handel an der Wiener Börse mit Wirkung zum 1. Juni 2005 widerrufen. Der letzte Handelstag wird der 31. Mai 2005 sein.

Erhalt der Angebotsunterlagen

Kopien der ANGEBOTSUNTERLAGEN sowie bestimmter Dokumente, auf die darin Bezug genommen wird, sind kostenlos auf der Shell Homepage unter www.shell.com/unification und im Falle des US PROSPEKTS (mit Ausnahme des österreichischen Beiblatts für die österreichischen Aktionäre vom 19. Mai 2005) sowie bestimmter Dokumente, auf die darin Bezug genommen wird, die bei der SEC eingereicht oder vorgelegt worden sind, unter www.sec.gov erhältlich. Aktionäre können diese Unterlagen auch kostenlos beziehen. Inhaber von ROYAL DUTCH INHABERAKTIEN und ROYAL DUTCH DEN HAAG NAMENSAKTIEN können die relevanten Dokumente von ABN AMRO unter der gebührenfreien Telefonnummer +800-2222-0024 oder via e-mail: so.servicedesk.c&cc@nl.abnamro.com anfordern. Inhabern von ROYAL DUTCH NEW YORK NAMENSAKTIEN werden die relevanten Dokumente per Post zugesandt.

Inhabern von ROYAL DUTCH INHABERAKTIEN und ROYAL DUTCH DEN HAAG NAMENSAKTIEN (ausgenommen Inhaber, die in den Vereinigten Staaten ansässig sind) wird empfohlen, den bzw die (bei der holländischen Wertpapieraufsichtsbehörde und Euronext Amsterdam eingereichten) PROSPEKT und BÖRSENZULASSUNGSUNTERLAGEN sowie alle Anhänge und Dokumente, auf die darin verwiesen wird, sorgsam durchzulesen, weil diese Dokumente wichtige Informationen enthalten. Es wird weiters empfohlen, sich unabhängig beraten zu lassen, um eine informierte Entscheidung hinsichtlich des UMTAUSCHANGEBOTS zu treffen.

Inhabern von ROYAL DUTCH NEW YORK NAMENSAKTIEN (und alle Inhaber von ROYAL DUTCH INHABERAKTIEN und ROYAL DUTCH DEN HAAG NAMENSAKTIEN, die in den Vereinigten Staaten ansässig sind), denen der US PROSPEKT und andere Dokumente, die sich auf das UMTAUSCHANGEBOT beziehen und die von ROYAL DUTCH SHELL bei der SEC eingereicht (vorgelegt) worden sind bzw. eingereicht (vorgelegt) werden, sowie der Anhang 14D-9 (solicitation/recommendation statement), der von ROYAL DUTCH bei der SEC eingereicht (vorgelegt) worden ist bzw. eingereicht (vorgelegt) wird, ausgehändigt werden, wird ausdrücklich empfohlen, sich diese Dokumente durchzulesen, weil jedes dieser Dokumente wichtige Informationen in Bezug auf das UMTAUSCHANGEBOT enthält.

Beschränkungen

Der Empfang der ANGEBOTSUNTERLAGEN und anderer Unterlagen, die sich auf das UMTAUSCHANGEBOT beziehen, in Jurisdiktionen außerhalb der Niederlande, Englands und Österreichs (und der Empfang des US PROSPEKTS in anderen als diesen Jurisdiktionen und den Vereinigten Staaten) und die Stellung des UMTAUSCHANGEBOTS in Jurisdiktionen außerhalb der Niederlande, der Vereinigten Staaten, Englands und Österreichs kann bestimmten gesetzlichen Beschränkungen unterliegen. Daher sollten Personen, die in den Besitz dieser Bekanntmachung und/oder dieser Dokumente kommen, sich über derartige Beschränkungen informieren und diese entsprechend beachten. Jede Unterlassung gemäß den gesetzlichen Beschränkungen zu handeln, kann eine Übertretung des Wertpapierrechts in jeder dieser Jurisdiktionen darstellen. Weder ROYAL DUTCH SHELL, ROYAL DUTCH noch SHELL TRANSPORT noch deren Berater übernehmen irgendeine Haftung, die in Zusammenhang mit einer derartigen Verletzung durch wen auch immer entstehen kann.

Diese Bekanntmachung, die ANGEBOTSUNTERLAGEN sowie jedes Dokument, das sich auf das UMTAUSCHANGEBOT bezieht, dürfen weder im Ganzen noch einzeln in Japan oder Italien verteilt werden.

London und Den Haag, 19.Mai 2005	219770

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Shell plc